Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2016 Financial Results

1Q16 Total Net Revenue up 41% YoY to RMB12.17 Billion (US$1.89 Billion)

1Q16 Income from Operations up 51% YoY to RMB596 Million (US$92 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 18, 2016

Guangzhou, China, May 17, 2016 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                    Total net revenue increased by 41% to RMB12.17 billion (US$1.89 billion), primarily attributable to a 52% year-over-year increase in the number of active customers1 to 19.7 million and a 53% year-over-year increase in total orders2 to 58.7 million.

•                       Gross profit increased by 38% to RMB2.96 billion (US$458 million) from RMB2.14 billion in the prior year period.

•                       Income from operations increased by 51% to RMB596 million (US$92 million) from RMB395 million in the prior year period. Operating margin increased to 4.9% from 4.6% in the prior year period.

•                       Non-GAAP income from operations3 increased by 48% to RMB765 million (US$119 million) from RMB517 million in the prior year period. Non-GAAP operating margin4 increased to 6.3% from 6.0% in the prior year period.

•                       Net income attributable to Vipshop’s shareholders increased by 29% to RMB475 million (US$74 million) from RMB368 million in the prior year period.

•                       Non-GAAP net income attributable to Vipshop’s shareholder5 increased by 28% to RMB623 million (US$97 million) from RMB487 million in the prior year period.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “Our first quarter results demonstrate the continued power of our platform to attract and retain customers and suppliers alike. We will continue to focus on driving top-line growth and market share expansion by balancing both customer acquisition growth and profitability. After several quarters of fine-tuning our strategy of balancing revenue growth and marketing and promotion expenses, we now have improved control between these competing levers and aim to achieve more stabilized growth going forward. We believe that, by providing our nearly 20 million active customers with seamless end-to-end shopping experience and diverse and affordable products, our platform will continue to grow and generate significant value for our stakeholders going forward.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

4  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

5  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure. Effective from the fourth quarter of 2015, the non-GAAP net income attributable to Vipshop’s shareholders is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments.

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “During this quarter, we continued to deliver strong absolute growth in revenues, active customers and total orders. The strong operating leverage of our model allows us to reinvest profit in top-line and market share expansion while maintaining stable gross margins and expanding operating margins. Looking ahead, we will continue to diversify our product offering and further improve our logistics capabilities, in order to ensure an excellent end-to-end user experience and to deliver enduring value to our loyal shareholders.”

First Quarter 2016 Financial Results

REVENUE

Total net revenue for the first quarter of 2016 increased by 41% to RMB12.17 billion (US$1.89 billion) from RMB8.61 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, and total orders.

The number of active customers for the first quarter of 2016 increased by 52% to 19.7 million from 12.9 million in the prior year period. The number of total orders for the first quarter of 2016 increased by 53% to 58.7 million from 38.5 million in the prior year period.

GROSS PROFIT

Gross profit for the first quarter of 2016 increased by 38% to RMB2.96 billion (US$458 million) from RMB2.14 billion in the prior year period. Gross margin was 24.3%, as compared with 24.9% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2016 were RMB2.39 billion (US$371 million), as compared with RMB1.76 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 19.7% from 20.5% in the prior year period.

•                    Fulfillment expenses for the first quarter of 2016 were RMB1.08 billion (US$167 million), as compared with RMB806 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 8.9% from 9.4% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue.

•                       Marketing expenses for the first quarter of 2016 were RMB604 million (US$94 million), as compared with RMB403 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through increasing investments to strengthen its brand awareness, attract new users and expand market share. As a percentage of total net revenue, marketing expenses were 5.0%, as compared with 4.7% in the prior year period.

•                       Technology and content expenses for the first quarter of 2016 were RMB327 million (US$51 million), as compared with RMB256 million in the prior year period, reflecting the Company’s continued efforts to invest in human capital and advanced technologies such as data analytics, which can help improve the ability to predict consumer behavior and further enhance user experience. As a percentage of total net revenue, technology and content expenses decreased to 2.7% from 3.0% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue.

•                       General and administrative expenses for the first quarter of 2016 were RMB382 million (US$59 million), as compared with RMB297 million in the prior year period. As a percentage of total net revenue, general and administrative expenses decreased to 3.1% from 3.4% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue.

Income from operations for the first quarter of 2016 increased by 51% to RMB596 million (US$92 million) from RMB395 million in the prior year period due to the growing scale of the Company’s operations and decrease in fulfillment, technology and content and general and administrative expenses as a percentage of total net revenue. Operating margin increased to 4.9% from 4.6% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 48% to RMB765 million (US$119 million) from RMB517 million in the prior year period. Non-GAAP operating income margin increased to 6.3% from 6.0% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 29% to RMB475 million (US$74 million) from RMB368 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 3.9%, as compared with 4.3% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS9 increased to RMB0.80 (US$0.12) from RMB0.61 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 28% to RMB623 million (US$97 million) from RMB487 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders was 5.1%, as compared with 5.7% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB1.04 (US$0.16) from RMB0.81 in the prior year period.

For the quarter ended March 31, 2016, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 621,386,550.

BALANCE SHEET AND CASH FLOW

As of March 31, 2016, the Company had cash and cash equivalents of RMB3.57 billion (US$554 million) and held-to-maturity securities of RMB704 million (US$109 million).

9 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

For the quarter ended March 31, 2016, operating cash was RMB153 million, and free cash flow6, a non-GAAP measurement of liquidity, was as follows:

	For the three months ended
	March 31, 2015	March 31, 2016	March 31, 2016
	RMB’000	RMB’000	US$’000
Net cash from operating activities	493,289	153,211	23,761
Add: Impact from Internet financing activities[7]	64,281	309,209	47,954
Less: Capital expenditures	(456,872)	(660,594)	(102,449)
Free cash flow in/(out)	100,698	(198,174)	(30,734)

Business Outlook

For the second quarter of 2016, the Company expects its total net revenue to be between RMB12.3 billion and RMB12.8 billion, representing a year-over-year growth rate of approximately 37% to 42%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate for March 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Wednesday, May 18, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter of 2016.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	+86-400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#7061812

The replay will be accessible through May 25, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	#7061812

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

6  As used in this press release, free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights and purchase of other assets.

7 Impact from Internet financing activities added back to free cash flow contains changes in the balances of financial products, which are primarily “Weipin Spend” and “Wei Yidai” that the Company provides to customers and suppliers respectively.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	March 31,2015	March 31,2016	March 31,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	8,414,397	11,924,439	1,849,324
Other revenues (1)	198,302	244,655	37,943
Total net revenues	8,612,699	12,169,094	1,887,267
Cost of goods sold	(6,471,623)	(9,213,001)	(1,428,815)
Gross profit	2,141,076	2,956,093	458,452
Operating expenses
Fulfillment expenses(2)	(805,961)	-1,079,428	(167,405)
Marketing expenses	(402,647)	-603,812	(93,643)
Technology and content expenses	(256,148)	-326,674	(50,663)
General and administrative expenses(3)	(296,698)	-382,288	(59,288)
Total operating expenses	(1,761,454)	-2,392,202	(370,999)
Other income	15,338	32,175	4,990
Income from operations	394,960	596,066	92,443
Impairment loss of investments	(10,000)	—	—
Interest expenses	(21,841)	(22,417)	(3,477)
Interest income	81,795	27,757	4,305
Exchange gain (loss)	8,508	(6,845)	(1,062)
Income before income taxes and share of loss of affiliates	453,422	594,561	92,209
Income tax expense(4)	(89,190)	(131,029)	(20,321)
Share of loss of affiliates	(22,926)	(16,849)	(2,613)
Net income	341,306	446,683	69,275
Net loss attributable to noncontrolling interests	26,203	27,885	4,325
Net income attributable to Vipshop’s shareholders	367,509	474,568	73,600

Shares used in calculating earnings per share(5):
Class A and Class B ordinary shares:
—Basic	114,941,893	115,241,944	115,241,944
—Diluted	119,540,587	124,277,310	124,277,310

Net earnings per Class A and Class B share

Net income attributable to Vipshop’s shareholders—Basic	3.20	4.12	0.64

Net income attributable to Vipshop’s shareholders—Diluted	3.07	3.99	0.62

Net earnings per ADS (1 ordinary share equals to 5 ADSs)

Net income attributable to Vipshop’s shareholders—Basic	0.64	0.82	0.13

Net income attributable to Vipshop’s shareholders—Diluted	0.61	0.80	0.12

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 405 million and RMB 562 million in the three month periods ended March 31, 2015 and March 31, 2016, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 58 million and RMB 77 million in the three months period ended March 31, 2015 and March 31, 2016, respectively.

(4)Included income tax benefits of RMB 15 million and RMB 20 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended March 31, 2015 and March 31, 2016, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	341,306	446,683	69,275
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	330	(4,850)	(752)
Unrealized gain or loss of available-for-sales securities	16,787	(29,078)	(4,510)
Comprehensive income	358,423	412,755	64,013
Less: Comprehensive loss attributable to non-controlling interests	(26,496)	(26,434)	(4,100)

Comprehensive income attributable to Vipshop’s shareholders	384,919	439,189	68,113

	Three Months Ended
	March 31,2015	March 31,2016	March 31,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Share-based compensation charges included are follows
Fulfillment expenses	3,761	7,125	1,105
Marketing expenses	3,879	9,325	1,446
Technology and content expenses	27,363	35,768	5,547
General and administrative expenses	29,235	39,809	6,174
Total	64,238	92,027	14,272

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2015	March 31,2016	March 31,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,324,384	3,572,949	554,117
Held-to-maturity securities	1,807,403	703,668	109,130
Accounts receivable, net	351,423	668,622	103,694
Amounts due from related parties	31,856	10,776	1,671
Other receivables and prepayments	1,869,461	1,485,148	230,326
Inventories	4,566,746	2,830,122	438,915
Deferred tax assets	202,003	229,248	35,553
Total current assets	12,153,276	9,500,533	1,473,406
NON-CURRENT ASSETS
Property and equipment, net	2,949,604	3,306,035	512,723
Deposits for property and equipment	933,419	977,130	151,540
Land use rights, net	197,462	196,288	30,442
Intangible assets, net	744,369	659,218	102,236
Investment in affiliates	252,706	142,897	22,161
Other investments	489,862	487,955	75,675
Available-for-sale securities investment, non-current	269,736	364,825	56,580
Other long-term assets	1,936,307	2,014,077	312,357
Goodwill	108,781	342,374	53,098
Total non-current assets	7,882,246	8,490,799	1,316,812
TOTAL ASSETS	20,035,522	17,991,332	2,790,218

LIABILTIES AND EQUITY
CURRENT LIABILITIES

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 48,178 and RMB 105,870 as of December 31, 2015 and March 31, 2016, respectively)	6,645,262	5,154,802	799,442

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 879,848 and RMB 985,465 as of December 31, 2015 and March 31, 2016, respectively)	2,009,578	1,732,489	268,686

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,127,270 and RMB 849,256 as of December 31, 2015 and March 31, 2016, respectively)	3,104,622	2,512,275	389,621

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 82,994 and RMB 452 as of December 31, 2015 and March 31, 2016, respectively)	206,966	48,158	7,469

Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 95,643 and RMB 103,791 as of December 31, 2015 and March 31, 2016, respectively)	104,531	114,989	17,833

Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and March 31, 2016)	95,000	3,000	465

Total current liabilities	12,165,959	9,565,713	1,483,516
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 116 and RMB 916 as of December 31, 2015 and March 31, 2016, respectively)	175,416	156,474	24,267

Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 3,573 and RMB 2,244 as of December 31, 2015 and March 31, 2016, respectively)	22,699	46,806	7,259
Convertible senior notes	4,058,181	4,047,836	627,766
Total non-current liabilities	4,256,296	4,251,116	659,292
Total liabilities	16,422,255	13,816,829	2,142,808

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 100,758,705 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively)	65	65	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively)	11	11	2
Treasury shares, at cost - 1,614,135 shares as of December 31, 2015 and March 31, 2016	(844,711)	(844,711)	(131,004)
Additional paid-in capital	2,838,591	2,934,718	455,136
Retained earnings	1,616,209	2,090,777	324,252
Accumulated other comprehensive income (loss)	(70,980)	(106,361)	(16,495)
Non-controlling interests	74,082	100,004	15,509
Total shareholders’ equity	3,613,267	4,174,503	647,410
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,035,522	17,991,332	2,790,218

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2015	March 31,2016	March 31,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	394,960	596,066	92,443
Share-based compensation expenses	64,238	92,027	14,272
Amortization of intangible assets resulting from a business acquisition	58,130	77,093	11,956
Non-GAAP income from operations	517,328	765,186	118,671

Net income	341,306	446,683	69,275
Share-based compensation expenses	64,238	92,027	14,272
Impairment loss of investments	10,000	—	—

Amortization of intangible assets resulting from a business acquisition and equity method investments (net of tax)	56,161	71,065	11,021
Non-GAAP net income	471,705	609,775	94,568

Net income attributable to Vipshop’s shareholders	367,509	474,568	73,600
Share-based compensation expenses	64,238	92,027	14,272
Impairment loss of investments	10,000	—	—
Amortization of intangible assets resulting from a business acquisition and equity method investments (exclude non-controlling interests and net of tax)	45,311	56,764	8,803

Non-GAAP net income attributable to Vipshop’s shareholders	487,058	623,359	96,675

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	114,941,893	115,241,944	115,241,944
—Diluted	119,540,587	124,277,310	124,277,310

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.24	5.41	0.84
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.07	5.19	0.80

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.85	1.08	0.17
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.81	1.04	0.16